

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2012

<u>Via E-mail</u>

Lynn Toby Fisher, Esq.
Kaye Scholer LLP
425 Park Avenue
New York, NY 10022

   Re: Celestica Inc.
     Amended Schedule TO-I
     File No. 005-55523
     Filed November 6, 2012

Dear Ms. Fisher:

  We have reviewed your filing and have the following comments.

<u>Offer to Purchase</u>
<u>Conditions of the Offer, page 12</u>

1. We note your response to prior comment 5 and we reissue it. As currently drafted, condition (f) is not described with reasonable specificity and capable of objective verification: security holders have no parameters to determine your meaning of "fair market value." In addition, the determination of Purchase Price will necessarily have to be made after the offer expires and, as we stated in our prior comment 4, all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Please revise.

  Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

      Sincerely,

      /s/ Daniel F. Duchovny
      Daniel F. Duchovny
      Special Counsel
      Office of Mergers & Acquisition